Filed Pursuant to Rule 424(b)(5)
Registration No. 333-190651

PROSPECTUS SUPPLEMENT

(to the Prospectus Dated August 23, 2013)

This Prospectus Supplement amends and supplements the information in our Prospectus, dated August 23, 2013 (File No. 333-190651), and our Prospectus Supplement, dated March 18, 2014 (the “Original Prospectus Supplement”).  This Prospectus Supplement should be read in conjunction with the Prospectus and the Original Prospectus Supplement, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus or the Original Prospectus Supplement.  This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus and the Original Prospectus Supplement, and any future amendments or supplements thereto.

We filed the Original Prospectus Supplement on March 18, 2014 to register the offer and sale of shares of our common stock from time to time pursuant to the terms of an At-the-Market Issuance Sales Agreement (the “Sales Agreement”) we entered into with MLV & Co. LLC (“MLV”), acting as the sales agent.

On March 18, 2014, the date we filed our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, our Prospectus became subject to the offering limits in General Instruction I.B.6 of Form S-3.  At that time, based on the highest closing sale price of our common stock on The NASDAQ Capital Market within the prior 60 days and the number of shares of our outstanding common stock held by non-affiliates, we were eligible under General Instruction I.B.6 to offer and sell up to at least $23 million of shares of our common stock.  Since March 18, 2014 through the date of this Prospectus Supplement, we have offered and sold a total of $1,943,488 of shares of our common stock under the Sales Agreement pursuant to the Prospectus and the Original Prospectus Supplement.

On September 19, 2014, we entered into a securities purchase agreement to offer and sell $12,527,521 of shares of our common stock in a registered direct offering pursuant to the Prospectus and a Prospectus Supplement, dated September 22, 2014.

Based on this registered direct offering and the prior sale of shares under the Sales Agreement discussed above, we will have offered and sold common stock with an aggregate market value of $14,471,009 under the Prospectus pursuant to General Instruction I.B.6 of Form S-3 since March 18, 2014 (the date our Prospectus first became subject to these offering limits).

As of the date of this Prospectus Supplement, we are only eligible to sell up to $19,407,267 of shares of our common stock under the Prospectus pursuant to General Instruction I.B.6 of Form S-3 based on the highest closing sale price of our common stock on The NASDAQ Capital Market within the prior 60 days and the number of shares of our outstanding common stock held by non-affiliates.

As a result, we are filing this Prospectus Supplement to inform investors that as of the date of this Prospectus Supplement we are only eligible to offer and sell up to $4,936,258 of shares of our common stock under the Sales Agreement pursuant to the Prospectus and the Original Prospectus Supplement, rather than the $23 million set forth on the cover page of the Original Prospectus Supplement.  However, in the event that our public float exceeds $75 million at a future date, we may sell additional amounts under the Sales Agreement under the Prospectus and the Original Prospectus Supplement, as the limitations in General Instruction I.B.6 would no longer apply.

In no event, however, will we offer and sell more than an aggregate of $40 million of our securities under the Prospectus, the total amount of securities we registered under the Prospectus.  As of the date of this Prospectus Supplement, we have offered and sold an aggregate of $23,554,158 shares of our common stock pursuant to the Prospectus.  As a result, we are hereby amending the Original Prospectus Supplement to provide that in no event will offers and sales under the Sales Agreement under the Prospectus and the Original Prospectus Supplement exceed $16,445,842, the aggregate amount of securities remaining available for sale under the Prospectus.

On September 19, 2014, we entered into a securities purchase agreement to offer and sell $12,527,521 shares of our common stock in a registered direct offering in which Maxim Group LLC acted as placement agent (the “Placement Agent”).  As part of the offering, we agreed with the Placement Agent not to make any sales under the Sales Agreement until March 18, 2015.

Investing in our common stock involves a high degree of risk. See “Risk Factors” contained in the documents we incorporate by reference in this prospectus supplement to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 22, 2014